	Exhibit 12

Cytec Industries Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Years ended December 31,
	2014	2013	2012

Earnings from continuing operations before income taxes,
equity in earnings of associated companies, minority interest
and cumulative effect of accounting change	$190.2	$244.4	$103.4
Add:
Amortization of capitalized interest	1.3	—	2.7
Fixed charges	41.8	44.8	47.6
Less:
Capitalized interest	(24.2)	(21.6)	(11.2)

Earnings as adjusted	$209.1	$267.6	$142.5

Fixed charges:
Interest on indebtedness including amortized premiums,
discount and deferred financing costs	$39.0	$41.2	$45.1
Portion of rents representative of the interest factor	2.8	3.6	2.5

Fixed charges	$41.8	$44.8	$47.6

Ratio of earnings to fixed charges	5.0	6.0	3.0